Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: November 6, 2003

ALTANA Aktiengesellschaft

(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

This Report on Form 6-K contains:

—	Press Release of November 6, 2003

—	Interim Report as to September 30, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: November 6, 2003	By:	/s/ Dr. Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Dr. Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel

ALTANA AG

Press release	Postfach 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
T +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

ALTANA in the first nine months: Growth despite weak dollar

Return on sales (EBT) more than 22%; sales rise by 5%, profit before taxes (EBT) up 12%

Bad Homburg, November 6, 2003 - ALTANA AG (NYSE: AAA; FWB: ALT) reported sales of around €2 billion for the first nine months of 2003, up 5% on the equivalent previous year’s figure. “Despite the worldwide economic slump, the weak dollar, and health-policy measures, we have achieved our objectives for the first nine months. Adjusted for currency effects operating business is still robust with double-digit growth rates,” explained Dr. Nikolaus Schweickart, President & CEO ALTANA AG. In local currencies ALTANA was able to boost its sales by 13% worldwide.

ALTANA again achieved by far the greater part of its sales revenue, 83%, in international markets. At nearly €1.7 billion, sales generated by international operations were up 7% on the previous year. In the strategically important North American market, ALTANA’s sales rose by 13% from €576 million to €649 million. In Germany, however, sales declined by 4% to €367 million (2002: €352 million). A major factor is the 6% state-enforced drug price discounting in Germany.

As of September 2003, operating profits (EBITDA) amounted to €531 million (2002: €494 million), a 7% increase over the previous year, while consolidated operating profit (EBIT) was up by 9% to €442 million (2002: €407 million). At €451 million, profit before taxes (EBT) rose by 12% on the previous year’s figure (2002: €405 million), adjusted for currency effects by 29%.

The slow-down in growth compared to the first six months was due to several factors. On the one hand, third-quarter profits in terms of sales development were at the equivalent previous year’s level. This was primarily due the extraordinarily strong quarter in 2002 and exchange-rate influences. In addition, in the third quarter of 2003 ALTANA changed its reporting methods regarding milestone payments with regards to the development of valuation methods of so-called multiple element contracts. The milestone payment received in the first quarter of this year by our cooperation partner Pfizer Inc. amounting to €28 million will from now on be distributed over the entire contract period. As a result, €17 million was withdrawn from the pre-tax profit reported on September 30, 2003. This amount will now subsequently be recognized over the upcoming years. Due to this effect growth in profits (EBT) declines about 4 percentage points.1

Despite these negative impacts ALTANA’s profitability is still above the average: The operating return (EBITDA) stands at 26.0% after the first nine months (2002: 25.3%). The return on sales before taxes (EBT) improved to 22.1% (2002: 20.7%). Profit after taxes rose by 3% to €259 million (2002: €251 million) in the first half of 2003, influenced by a higher tax quote than in the previous year. This translates as a 4% rise in earnings per share, which now stand at €1.90 (2002: €1.83).

The headcount as of the end of September is approximately 10,400 employees as opposed to about 9,800 at the same time last year (+7%). Approximately 5,600 employees are working outside Germany, approxi-mately 4,800 in Germany.

[1]	An overview of adjusted profit development for 2002 can be found on page 4 of the quarterly report.

ALTANA Pharma: Pantoprazole shows strong growth
ALTANA Pharma AG, Constance, boosted sales in the first nine months of 2003 by 7%, from nearly €1.4 billion to almost €1.5 billion. Operating sales were up by 17%. The core Therapeutics business achieved a 12% increase in sales to €1.3 billion (2002: €1.15 billion) and now accounts for 87% of Pharma’s sales. Sales of Pantoprazole (e.g. Pantozol®/Protonix®) continue to grow. ALTANA Pharma generated own sales of €832 million with the gastrointestinal drug, which is equivalent to an increase of 18% (2002: €702 million). Including all our sales partners, worldwide sales grew to almost €1.7 billion over the first nine months of 2003 (2002: €1.5 million), up 14% on the previous year’s figure. In the U.S., sales of Protonix in local currencies rose by 37%, while the market share of new prescriptions reached 20 percent for the first time. As a result, new Protonix prescriptions have gone up 4 percentage points since generic versions of the rival product Omeprazole were introduced in the American PPI market.

Over the first nine months of 2003, ALTANA Pharma’s operating profit (EBIT) improved 13% on the previous year’s €349 million, taking it to €393 million. The profit before taxes (EBT) was up 14% to €398 million (2002: €350 million). The operating return based on EBIT amounted to 26.7% (2002: 25.4%). Return on sales before taxes (EBT) rose to 27% (2002: 25.5%).

Our most important respiratory product candidates are Alvesco® (Ciclesonide) and Daxas® (Roflumilast), both in Phase III of clinical development. Our U.S. partner Aventis is planning to file Alvesco® for approval as an asthma drug in the U.S. by the end of 2003. In Great Britain, reference country for the EU, and other countries where ALTANA submitted the inhaled corticosteroid for approval last year, proceedings continue. The PDE4-inhibitor Daxas® (indications asthma and COPD) is expected to be filed for approval in Europe by the end of 2003. At the end of September, ALTANA Pharma presented top-line findings from the RECORD study regarding the safety and efficacy of Daxas® for treatment of COPD at the 13th Congress of the European Respiratory Society in Vienna.

ALTANA Chemie: Economic climate and exchange-rate influences impact on business
ALTANA Chemie AG, Wesel, achieved sales of €569 million at the end of the first three quarters, 2% less than in the same period of the previous year (2002: €579 million). This was due to the considerably negative impact of currency fluctuations and the difficult economic climate, particularly in the U.S. Operating sales, however, rose by 2%.

Sales in the Additives & Instruments business unit rose to €238 million (2002: €235 million). Coatings & Sealants achieved sales of €171 million (2002: €173 million). The Electrical Insulation business unit reported sales of €160 million, 6% less than in the previous year (2002: €171 million). ALTANA Chemie posted growth in Europe (+2%) and Asia (+4%), but its North American business declined by 15%, in part due to market shifts toward Asia. With currency adjustments, North American sales would show a slight increase. At €488 million, international sales accounted for 86% of total sales.

Due in large part to losses resulting from currency exchange rates, operating profit (EBIT) fell by 14% to €76 million (2002: €88 million) and profits before taxes (EBT) by 14% to €70 million (2002: €83 million). The EBIT margin is 13.3% (2002: 15.3%) and the return on sales 12.4% (2002: 14.2%). The EBITDA margin was 18.5% (2002: 20.3%), again indicating a high level of profitability in an international sectoral comparison at the end of the third quarter.

In the middle of August, ALTANA Chemie announced that it had completed the acquisition of the electrical insulation business of Schenectady International, Inc. (SII). Integration is proceeding swiftly and on schedule.

Outlook for full year 2003: Growth trend continues
For the whole year 2003, growth of the ALTANA Group continues, however at a slower pace. Schweickart: “We expect for the whole year 2003 further double-digit growth in sales and profits. Converted to euros, we anticipate single-digit growth in sales and an increase in profits (EBT) in the range of 8 to 10%. This already includes the effect from the change in accounting of milestone payments (about -3 percentage points). High investments in future-building assets, such as Research & Development, property, plant and equipment as well as employees, safeguard the basis for long-term growth.”

Key indicators: 9 months 2003

ALTANA Group	1-9 2003	1-9 2002	Change

	in € millions	in € millions	in %
Sales	2.042	1.949	+ 5
Profit before interest, taxes, depreciation and amortization (EBITDA)	531	494	+ 7
Profit before interest and taxes (EBIT)	442	407	+ 9
Profit before taxes (EBT)	451	405	+ 12
Return on sales (EBT) in %	22,1	20,7
Income before minority interests (EAT)	259	251	+ 3
Earnings per share in €	1,90	1,83	+ 4
Employees (30.9.)	10.448	9.784	+ 7

The full quarterly report is available at the ALTANA Homepage — www.altana.com

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA group, and estimates for the filing of applications for marketing approvals for Alvesco® and Daxas®, ALTANA’s pharmaceuticals under development. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments, especially the mandatory rebates and price fixing schemes for patent-protected innovative drugs, and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com

For inquiries:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
T +49 (0) 6172 1712-160
T +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
T +49 (0) 6172 1712-163
T +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
T +1 212 974-98 00
F +1 212 974-61 90

Interim Report
as to September 30, 2003

At a Glance

in € million	Q1-3 2003	Q1-3 2002	Δ %

Sales	2,042	1,949	5
Profit before interest, taxes, depreciation and amortization (EBITDA)	531	494	7
Profit before interest and taxes (EBIT)	442	407	9
Profit before taxes (EBT)	451	405	12
Return on sales (in %)	22.1	20.7	—
Income before minority interests (EAT)	259	251	3
Earnings per share (EPS, in €)	1.90	1.83	4
Cash flow from operating activities	385	347	11
Capital expenditure on property, plant and equipment	112	134	-17
Number of employees (Sept. 30)	10,448	9,784	7

Sales performance of the Group

ALTANA Group: 13% operating growth in consolidated sales

At the end of the first nine months of this year, the ALTANA Group reported sales exceeding the € 2 billion mark (€ 2,042 million). Despite a difficult economic climate, sales were up 5% on the equivalent previous year’s figure of € 1,949 million. As expected, the growth rate flattened out compared to the first six months of the year. In the third quarter of 2003, sales were at the previous year’s level. This was primarily due to the relatively strong third quarter in the previous year (basis effect) and negative exchange-rate influences. As of September 30, 2003, exchange rate movements, influenced primarily by the ongoing weakness of the U.S. dollar, had a 7% negative effect on the growth rate. The loss of a further percent can be attributed to divestment effects from the disposal of the Diagnostics business. In the period under review, operating sales showed double-digit growth. With an increase of 13%, operating business performance continued to be robust.

Despite negative currency fluctuations, international sales grew by 7% to € 1,690 million (previous year: € 1,582 million), accounting for 83% of total Group sales. Once again, the highest growth rate was achieved in North America. At € 649 million, sales in that region outperformed the previous year’s level, € 576 million, by 13%. In Europe (excluding Germany), sales rose by 7% to € 671 million (previous year: € 625 million).

Profit situation of the Group

Profit before taxes (EBT) up by 12%

As of September 2003, the Altana Group’s profit before taxes (EBT) amounted to € 451 million and, at a rate of 12%, continued to grow significantly more strongly than sales. In keeping, the return on sales improved from 20.7% to 22.1%. Income before minority interests (EAT) rose by 3% to € 259 million, due in part to a higher tax quote than in the previous year. As expected, the growth rate within the year declined. This can be attributed to several factors. On the one hand, third-quarter profits in terms of sales performance were at the equivalent previous year’s level. This was primarily due to the extraordinarily strong quarter in 2002 and exchange-rate influences. Furthermore, in the third quarter of 2003 ALTANA changed its accounting of milestone payments with regards to the development of valuation methods of so-called multiple element contracts. The milestone payment of € 28 million received in the first quarter of this year from our cooperation partner Pfizer Inc. will from now on be deferred over the entire contract period. As a result, € 17 million was deducted from the pre-tax profit reported on September 30, 2003 (see explanation on page 19). This amount will now subsequently be recognized over the upcoming years. After adjustment of the previous quarters, the profit performance for 2003 is as follows:

2003	Q1	Q2	Q1-2	Q3	Q1-3

EBT unadjusted	177	152	329
Δ % prior year	+37	+13	+25
EBT adjusted	156	154	310	141	451
Δ % prior year	+21	+14	+17	—	+12
EAT unadjusted	104	89	193
Δ % prior year	+27	+5	+16
EAT adjusted	91	90	181	78	259
Δ % prior year	+12	+7	+9	-8	+3

After the adjustment, the key profit figures for the third quarter of 2003, as of September 2003, are as follows:

Key profit figures

	Q1-3 2003		Δ %	Q1-3 2002

	€ million	%		€ million	%
Sales	2,042	100	5	1,949	100
Gross profit on sales	1,346	65.9	6	1,268	65.1
Profit before interest, taxes, depreciation and amortization (EBITDA)	531	26.0	7	494	25.3
Profit before interest and taxes (EBIT)	442	21.6	9	407	20.8
Profit before taxes (EBT)	451	22.1	12	405	20.7
Income before minority interests (EAT)	259	12.7	3	251	12.9
Earnings per share (EPS, in €)	1.90		4	1.83

	Q3 2003		Δ %	Q3 2002

	€ million	%		€ million	%
Sales	684	100	—	682	100
Gross profit on sales	447	65.4	-1	450	65.9
Profit before interest, taxes, depreciation and amortization (EBITDA)	168	24.5	-4	174	25.5
Profit before interest and taxes (EBIT)	137	20.0	-5	145	21.1
Profit before taxes (EBT)	141	20.6	—	141	20.6
Income before minority interests (EAT)	78	11.4	-8	85	12.4
Earnings per share (EPS, in €)	0.57		-8	0.62

Pharmaceuticals Division:

Sales performance

ALTANA Pharma: Pantoprazole continues to drive growth

Due to the unabated growth dynamics of Pantoprazole, the Pharmaceuticals Division reported a growth rate of 7% in the period under review (from € 1,370 million in the previous year to € 1,473 million in the equivalent period this year). Disregarding exchange rate burdens (-7%) and divestment effects (Diagnostics activities), which accounted for a further 3% negative growth, operating sales increased by 17%.

The main growth driver continued to be the core Therapeutics business, which at the end of three quarters grew by 12% to € 1,283 million and which now accounts for 87% of ALTANA Pharma’s sales (previous year: 84%). Of overriding importance for the sales expansion was the increasing demand for the innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®). Worldwide sales of the drug, including sales generated by

Sales by business unit

in %	in € million	Q1-3 2003	Q1-3 2002

87	Therapeutics	1,283	1,151
5	OTC	75	80
5	Imaging	79	75
3	Other	36	64

100	Total	1,473	1,370

our distribution partners, increased by 14% to € 1,693 million in the period under review (previous year: € 1,484 million). In the strategically important U.S. market sales increased by 14% to € 970 million. In terms of new prescriptions, the market share in the U.S. increased continuously, from 15.6% at the beginning of January to 19.6% at the end of September. ALTANA’s own sales also rose significantly, up by 18% to € 832 million, compared to € 702 million in the same period of the previous year.

The geographic sales distribution illustrates the strong growth of the North American business, which in the first nine months rose by 20% to € 554 million (previous year: € 463 million). On the European markets outside of Germany, sales were up by 11% to € 441 million. International sales on the whole grew by 11% over the previous year, to € 1,202 million, accounting for 82% of total sales (previous year: 79%).

Sales by region

in %	in € million	Q1-3 2003	Q1-3 2002

48	Europe	712	688
	Germany	271	289
38	North America	554	463
11	Latin America	159	179
3	Other regions	48	40

100	Total	1,473	1,370

Pharmaceuticals Division:

Profit trend

Renewed increase in profits

The pharmaceuticals business remained highly profitable despite negative currency-exchange effects and the profit deducted due to changed accounting policies regarding milestone payments (see explanations on page 4 and 19). This was reflected by the 13% increase in operating profits (EBIT) to € 393 million (previous year: € 349 million). The EBIT margin improved from 25.4% to 26.7%, and the operating return based on EBIT rose from 29.7% to 30.7%. The profit before taxes (EBT) was up 14% to € 398 million (previous year: € 350 million). Return on sales rose from 25.5% to 27%.

Further information

Research and development

The Pharmaceutical Division’s most important respiratory product candidates are Alvesco® (Ciclesonide) und Daxas® (Roflumilast), both in Phase III of clinical development. Our U.S. partner Aventis is planning to file Alvesco® for approval as an asthma drug in the U.S. by the end of 2003. In Great Britain, as the reference country for the EU, and other countries where ALTANA submitted the inhaled corticosteroid for approval last year, respective approval processes continue. The PDE4-inhibitor Daxas® (indications asthma and COPD) is expected to be filed for approval in Europe by the end of 2003. At the end of September, ALTANA Pharma presented top-line findings from the RECORD study regarding the safety and efficacy of Daxas® for treatment of COPD at the 13th Congress of the European Respiratory Society in Vienna. In the period under review, expenditure for research and development remained at a high level, corresponding to around 21% of the research-relevant sales of therapeutics.

U.S. organization

At the beginning of July, ALTANA Pharma established a second sales force in the U.S., with 300 employees. Along with Wyeth, it is promoting Pantoprazole (sold by Wyeth under the name Protonix®). In the last 12 months ALT-ANA Pharma has built up a U.S. sales force with around 600 staff members, continuing toward its aim of a completely integrated U.S. organization.

Capital expenditure

In the first nine months, capital expenditure on property, plant and equipment totaled € 65 million (previous year: € 91 million). Most of this was used to expand research facilities at the Constance site and production capacities at the Singen location. For the whole of 2003 we expect a capital expenditure rate of about 7% at the same high level as in the prior year.

Employees

At the end of September, ALTANA Pharma had 7,754 employees, 4% more than at the same point in the previous year. While 3,528 employees worked in Germany, 4,226 worked abroad as of September 30, 2003.

Chemicals Division:

Sales performance

ALTANA Chemie increases sales in local currencies

In the third quarter, too, the business performance of the Chemicals Division was influenced by difficult economic conditions and ongoing currency burdens. After nine months, ALTANA Chemie’s sales volume amounted to € 569 million, 2% less than the previous year’s figure of € 579 million. When adjusted for acquisitions and exchange rate effects, operating sales again rose by 2%. Sales in the Additives & Instruments business unit in the first nine months were slightly higher than in the same period the year before, rising from € 235 million to € 238 million. Expressed in local currencies, the growth rate was 7%. Coatings & Sealants generated sales of € 171 million, slightly lower than the previous year’s

Sales by business unit

in %	in € million	Q1-3 2003	Q1-3 2002

42	Additives & Instruments	238	235
30	Coatings & Sealants	171	173
28	Electrical Insulation	160	171

100	Total	569	579

level (€ 173 million). Due in large part to the strong negative impact of exchange rates and to economic effects, sales in the Electrical Insulation business unit fell by 6% to € 160 million. Adjusted for acquisitions and currency effects, the sales volume was 3% higher than in the previous year.

Sales in the European region rose by 2% to € 311 million. The strongest sales increase was again reported in the Asian region, up by 4% to € 115 million (adjusted for currency effects: +12%), while North American sales, in local currencies and influenced by the market shift towards Asia, were at the previous year’s level. At € 488 million, (previous year: € 501 million), international sales accounted for 86% of total sales.

Sales by region

in %	in € million	Q1-3 2003	Q1-3 2002

55	Europe	311	305
	Germany	81	78
17	North America	95	113
20	Asia	115	110
8	Other regions	48	51
100	Total	569	579

Chemicals Division:

Profit trend

Chemicals profits still negatively affected by currency movements

Primarily due to exchange rate losses, the operating profit (EBIT) sank to € 76 million (previous year: € 88 million) in the period under review. At € 70 million, the profit before taxes (EBT) was also below the previous year’s level of € 83 million. As a result, the return on sales declined from 14.2% in the previous year to 12.4%. The EBITDA margin of 18.5% (previous year: 20.3%) at the end of the first three quarters indicates that the Chemicals Division is still highly profitable compared to the industry as a whole.

Further information

Acquisition

In the middle of August, ALTANA Chemie announced that it had completed the acquisition of the electrical insulation business of Schenectady International, Inc. (SII). The move will strengthen the position of the Electrical Insulation business unit in all important markets, especially in Asia. Integration of the business is proceeding on schedule.

Capital expenditure

In all, € 40 million (previous year: € 34 million) was spent on property, plant and equipment in the period under review. Most of this was used to expand the production facilities for additives at the Wesel site. Within the framework of the acquisition of SII, investments were primarily made in intangible assets (technology, customer base).

Employees

The total headcount in the Chemicals Division was 2,630 as of September 30, 2003, a 15% increase over the equivalent previous year’s level. This was primarily due to the integration of 315 employees of SII’s electrical insulation business in the third quarter. A total of 1,174 people were employed in Germany and 1,456 abroad.

Segment reporting

in € million	Pharmaceuticals	Chemicals	Holding	Group

Sales
Q1-3 2003	1,473	569	—	2,042
Q1-3 2002	1,370	579	—	1,949
Operating income (EBIT)
Q1-3 2003	393	76	-27	442
Q1-3 2002	349	88	-30	407
Profit before taxes (EBT)
Q1-3 2003	398	70	-17	451
Q1-3 2002	350	83	-28	405
Capital expenditure[1]
Q1-3 2003	68	98	7	173
Q1-3 2002	118	42	9	169
Employees
Sept. 30, 2003	7,754	2,630	64	10,448
Sept. 30, 2002	7,453	2,284	47	9,784

[1]	Capital expenditure on property, plant and equipment and intangible assets

Asset and financial position of the Group

Sound balance sheet structure

From the beginning of the year to September 30, 2003, the ALTANA Group’s total assets rose by 13% to € 2,567 million. Fixed assets account for around a third of the increase, influenced, among other things, by significant investments in intangible assets (technology, customer base) in connection with the acquisition of SII’s electrical insulation business. In addition, inventories and receivables rose and the liquidity position was strengthened, primarily within the framework of business development. Shareholders’ equity totaling € 1,353 million covered 53% of total assets.

Cash flow

Cash flow provided by operating activities amounted to € 385 million, up 11% on the previous year thanks to profit performance and lower working capital compared to the same period in the previous year. Cash flow for investing activities primarily includes € 222 million on capital expenditure, including acquisitions, which was offset by divestment proceeds (Diagnostics business, Chromagen product range). Cash flow for financing activities essentially includes the dividend payment of € 103 million for the previous year. Group liquidity, consisting of cash equivalents and securities, rose since year’s begin by € 69 million to € 653 million. It accounts for 25% of total assets.

ALTANA Group

Consolidated Cash Flow Statement

in € million	Q1-3 2003	Q1-3 2002

Cash flow provided from operating activities	385	347
Cash flow used in investing activities	-174	-125
Cash flow used in financing activities	-147	-149
Effects of changes in companies consolidated and in exchange rates	-5	-12

Net change in cash and cash equivalents	59	61

Cash and cash equivalents as of Jan. 1	323	254

Cash and cash equivalents as of Sept. 30	382	315

Outlook

ALTANA Group:

Growth trend continues

For the whole year 2003, growth of the ALTANA Group continues, however at a slower pace. We expect further double-digit growth in sales and profits. Converted to euros, we anticipate single-digit growth in sales and an increase in profits (EBT) in the range of 8 to 10%. This already includes the effect from the change in accounting of milestone payments (about -3 percentage points). High investments in future-building assets, such as Research & Development, property, plant and equipment as well as employees, safeguard the basis for long-term growth.

ALTANA Pharma:

Growth in core business

We expect the Pharmaceuticals Division to sustain its growth, particularly in the core Therapeutics business, and we forecast double-digit increases in sales and profits in local currencies for the year 2003 as a whole. Panto- prazole is expected to achieve further double-digit growth rates in all the important markets, especially the U.S.

ALTANA Chemie:

Growth despite a lack of economic impetus

In spite of the ongoing difficult situation in the industry, we expect a moderate improvement in sales and profits on a par with the previous year.

ALTANA Share

At the beginning of the third quarter, there was a buoyant mood on the international stock markets. At the beginning of September, traditionally a weak month for the markets, year highs were reported. Burdened by the again weak U.S. dollar and growing skepticism about economic recovery, prices dropped considerably as the quarter progressed. The DAX failed to reach the psychologically important 3,300 mark. The performance of the ALTANA share was primarily influenced by news relating to Panto-prazole und Daxas®. New clinical data published on Daxas® in September led to price rises and new record highs in daily trading volume of more than 2.9 million shares. On the whole, the share was up 26% on the level at the start of the year, while the DAX rose 13% in the same period. In New York, the share showed a similar performance with an increase of 25% under consideration of exchange rate effect, thereby significantly outperforming the Dow Jones Index, which gained 11% in value.

At the end of September, ALTANA was ranked 22 and 23 in the DAX ranking list issued by the German stock exchange in terms of total trading volume and market capitalization (June 30: 22 and 21). The market capitalization of ALTANA AG had grown to € 7.7 billion by the end of September.

Comparative performance ALTANA/DAX
Jan. 1-Sept. 30, 2003

ALTANA Group Third Quarter Statement (abridged)

ALTANA Group Consolidated Balance Sheet

Assets	Sept. 30,	Dec. 31,
in € million	2003	2002

Intangible assets, net	213	165
Property, plant and equipment, net	665	610
Long-term investments	20	15

Total Fixed Assets	898	790

Inventories	336	303
Receivables and other assets	584	524
Marketable securities	271	261
Cash and cash equivalents	382	323
Deferred tax assets	96	68

Total Assets	2,567	2,269

Shareholders' Equity and Liabilities	Sept. 30,	Dec. 31,
in € million	2003	2002

Total Shareholders’ Equity	1,353	1,250
Minority Interests	11	8

Total Provisions	639	563

Debt	116	117
Other liabilities	448	331
Total Liabilities	564	448

Total Liabilities and Shareholders’ Equity	2,567	2,269

ALTANA Group Statement of Changes in Equity

in € million	Q1-3 2003	Q1-3 2002

Shareholders’ Equity (Jan. 1)	1,250	1,170
Dividend for the prior year	-103	-96
Net income	259	250
Translation adjustments	-19	-73
Purchase of treasury shares	-49	-65
Change of revaluation reserve	13	-23
Other changes	2	—

Shareholders’ Equity (Sept. 30)	1,353	1,163

ALTANA Group Consolidated Income Statement

in € million	Q3 2003	Q3 2002	Q1-3 2003	Q1-3 2002

Sales	684	682	2,042	1,949
Cost of sales	-237	-232	-696	-681
Gross profit	447	450	1,346	1,268
Selling and distribution expenses	-180	-154	-525	-455
Research and development expenses	-92	-122	-295	-300
General administrative expenses	-33	-28	-98	-94
Other operating income and expenses	-5	-1	14	-12
Operating income	137	145	442	407
Financial income	4	-4	9	-2
Income before taxes and minority interests	141	141	451	405
Income tax expense	-63	-56	-192	-154

Income before minority interests	78	85	259	251

Minority interests	—	-1	—	-1

Net income	78	84	259	250

Basic earnings per share (in €)	0.57	0.62	1.90	1.83

Weighted average common shares outstanding Jan. 1-Sept. 30 (thousand)			136,286	136,729

The present report of the ALTANA Group for the first nine months of 2003 was prepared in compliance with the International Accounting Standard 34. The same accounting policies are generally applied as for the preparation of the consolidated financial statements for the year 2002.

In the third quarter of 2003 we changed our accounting regarding revenue recognition of milestone and up-front payments made to our company within the framework of development and marketing contracts. The new accounting model results in a more appropriate presentation than the method we used before. Now revenue from up-front and milestone payments relating to multiple element contracts is deferred over the total contract period if both a development and a marketing period were stipulated in a contract and if these are closely related in financial terms. So far, such up-front payments have been deferred over the development period, while milestone payments have been recognized immediately. In the first quarter of 2003, we received a milestone payment of € 28 million from our partner Pharmacia (now Pfizer Inc.) based on such a contract and recognized the resulting revenue immediately. Based on a retroactive application of the new accounting policy, the resulting profit before taxes for the first quarter of 2003 is € 21 million lower than reported (after taxes € 13 million). If the accounting methods used so far were retained, profits achieved in the period from January 1, 2003, to September 30, 2003, would have been € 17.1 million higher before taxes and € 10.4 million higher after taxes.

This report is unaudited.

This report on the first nine months of 2003 contains forward-looking statements. These statements include market sales projections for Pantoprazole, revenue and earnings projections for the ALTANA Group, and estimates for the achievement of certain milestones in the development, including the filing for marketing approvals, of ALTANA’s pharmaceuticals, including Alvesco® und Daxas®. These statements are based on beliefs of ALTANA’s Management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.

Visit our website at www.altana.com for up-to-date news and background information on the ALTANA Group.

ALTANA AG
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications & Investor Relations
P +49 (0) 6172 1712-153
F +49 (0) 6172 1712-158

Investor Relations IR@altana.de Sandra Fabian P +49 (0) 6172 1712-163 F +49 (0) 6172 1712-158	Dr. Harald Schäfer P +49 (0) 6172 1712-165 F +49 (0) 6172 1712-158

In the U.S.:
Markus Launer
Claudia Diller
P +1 212 974-9800
F +1 212 974-6190

Media Relations PR@altana.de Steffen Müller P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158	Stefan Schmidt P +49 (0) 6172 1712-168 F +49 (0) 6172 1712-158

ALTANA AG
Corporate Communications
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v. d. Höhe
Germany
www.altana.com

Financial Calendar 2003 / 2004

Report on Sales 2003	January 27, 2004
Report on Business Year 2003	March 18, 2004
Press Conference	March 18, 2004
Analyst Meeting	March 18, 2004
Report on 1st Quarter 2004	April 29, 2004
Annual General Meeting	May 5, 2004

Kindly note that the above-mentioned dates might be subject to change.